UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

____________________________________________________________________________

Application of Unitil Corporation )
)	CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1)	RULE 24 UNDER THE PUBLIC
)	UTILITY HOLDING COMPANY ACT
(File No. 70-9633))	Of 1935

____________________________________________________________________________

          Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935 , as amended , Unitil Corporation , a New Hampshire Corporation ("Unitil") , certifies that it has entered into letters of credit as proposed in the post - effective amendment to the application/declaration to the Commission on Form U-1 (File No. 70-9633) and authorized by order of the commission in Public Utility Holding Company Act Release No. 27307 , dated December 15 , 2000. Unitil also certifies that the transactions mentioned above have been carried out in accordance with the terms and conditions of and for the purposes represented by the application/declaration and of the Commission's order with respect thereto.

          Further , pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935 , Unitil Corporation , on behalf of itself and its subsidiaries , Concord Electric Company , Exeter & Hampton Electric Company , Fitchburg Gas and Electric Light Company , Unitil Power Corp. , Unitil Realty Corp. , Unitil Resources Inc. and Unitil Service Corp. , hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 27182; File No. 70-9633 , June 9 , 2000).

          Because Unitil is authorized to incur short term debt through June 30 , 2003 , it will file a "past-tense" opinion of counsel letter when the authorization period expires and the last step of the transactions proposed in the application/declaration has occurred.

Exhibit

Exhibit A -	Quarterly Report of Unitil Corporation and Its Subsidiaries by Short-term
Borrowings and Money Pool Transactions for the fourth quarter of 2000.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935 , the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By:________/s/ Mark H. Collin
Mark H. Collin
Treasurer

Dated: January 30 , 2001

EXHIBIT A
QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM BORROWINGS AND MONEY POOL TRANSACTIONS FOR THE FOURTH QUARTER OF 2000

		Concord	Exeter & Hampton	Fitchburg
	Unitil	Electric	Electric	Gas & Electric
	Corporation	Company	Company	Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Quarter:
Money Pool	N/A	$7 ,224 ,808	$7 ,962 ,261	$19 ,955 ,042
Banks	$32 ,500 ,000	None	None	None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Quarter*	N/A	7.11%	7.11%	7.11%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Quarter:
Fleet Bank - NH	$16 ,000 ,000	None	None	None
Citizens Bank	$7 ,500 ,000	None	None	None
Sovereign Bank	$9 ,000 ,000	None	None	None

* Excludes Bank Service and Commitment Fees

EXHIBIT A
QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM BORROWINGS AND MONEY POOL TRANSACTIONS FOR THE FOURTH QUARTER OF 2000

	UNITIL	UNITIL	UNITIL	UNITIL
	Power	Realty	Service	Resources
	Corp.	Corp.	Corp.	Inc.

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Quarter:
Money Pool	$2 ,397 ,600	$110 ,433	$1 ,213 ,869	$1 ,730 ,159
Banks	None	None	None	None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Quarter*	7.02%	7.06%	7.06%	7.07%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Quarter:
Bank of Boston	None	None	None	None
Fleet Bank - NH	None	None	None	None
Citizens Bank	None	None	None	None
Sovereign Bank	None	None	None	None
* Excludes Bank Service and Commitment Fees